Exhibit 21.1

Legal Name	Jurisdiction of Incorporation
GoodRx Intermediate Holdings, LLC	Delaware
GoodRx, Inc.	Delaware
Iodine, Inc.	Delaware
HeyDoctor, LLC	Delaware
Lighthouse Acquisition Corp. ScriptCycle, LLC	Delaware North Carolina